

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2021

Catherine Hoovel
Chief Accounting Officer
McDonald's Corporation
110 North Carpenter Street
Chicago, Illinois 60607

      Re: McDonald's Corporation
          Form 10-K for Fiscal Year Ended December 31, 2020
          Filed February 23, 2021
          File No. 001-05231

Dear Ms. Hoovel :

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Trade & Services